U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    FORM 144

OMB APPROVAL                                    SEC USE ONLY:
OMB Number 3235-0101                            Document Sequence No.:
Expires: December 31, 2006                      CUSIP Number:
Estimated ave. burden                           Work Location:
hours per response...4.47

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1       (a)     Name of Issuer:

                FELCOR LODGING TRUST, INC.

        (b)     IRS Identification No.:

                75-2541756

        (c)     S.E.C. File No.:

                0000923603

        (d)     Address of Issuer:

                545 E. John Carpenter Freeway, Suite 1300
                Irving, TX  75062

        (e)     Telephone number:

                972-444-4500


2.      (a)     Name of person for whose account the securities are to be sold:

                Melinda Bush IRA

        (b)     IRS Identification No.:


        (c)     Relationship to Issuer:

                Board Member

        (d)     Address:

                10 Downing Street, #5M
                New York, NY  10014

3.      (a)     Title of the class of securities to be sold:

                Common Stock

        (b) Name and address of each broker through whom the securities are to be offered or each market maker who is acquiring the securities:

                Family Management Secs.
                485 Madison Avenue, 19th Floor
                New York, NY  10022

                SEC USE ONLY:
                Broker-Dealer File Number:

        (c)     Number of shares or other units to be sold:

                3,000

        (d)     Aggregate Market Value:

                $63,000

        (e)     Number of shares or other units outstanding:



        (f)     Approximate date of sale:

                09/01/2006

        (g)     Name of each securities exchange:

                NYSE


                        TABLE I - SECURITIES TO BE SOLD
                        ===============================

                                                     Name of Person    Amount of     Date      Nature
Title of      Date you       Nature of Acquisition   from Whom         Securities    of        of
the Class     Acquired       Transaction             Acquired          Acquired      Payment   Payment
=========     ========       =====================   ==============    ==========    =======   =======

Common        09/26/2001     Bought through market                     3,000 shares  09/26/2001




              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
              ===================================================

                                   Title of Securities    Date of        Amount of
Name and Address of Seller         Sold                   Sale           Securities Sold     Gross Proceeds
==========================         ===================    =======        ===============     ==============

N/A


REMARKS:




ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


08/31/2006                            /s/ Melinda Bush
=================                     =================
Date of Notice                        Signature


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)